Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Six Months Ended June 30, 2015 Compared to Six Months Ended June 30, 2014

	Six months ended
	June 30, 2015		June 30, 2014
	(in thousands and as a percentage of total revenues) (Unaudited)
Revenues	$63,637	100%	$65,354	100%
Cost of revenues	49,260	77.4	50,424	77.2
Gross profit	14,377	22.6	14,930	22.8
Operating expenses:
Sales and marketing	7,394	11.6	6,274	9.6
General and administrative	5,519	8.7	5,137	7.9
Total operating expenses	12,913	20.3	11,411	17.5
Operating income	1,464	2.3	3,519	5.4
Financial income (expenses), net	(32)	(0.0)	(370)	(0.6)
Income before taxes on income	1,432	2.3	3,149	4.8
Income taxes	299	0.5	795	1.2
Net income	$1,133	1.8	$2,354	3.6

Revenues.  Revenues were $63.6 million for the six months ended June 30, 2015, a decrease of 2.6% from $65.4 million for the six months ended June 30, 2014.  In terms of our six months revenue breakdown, revenues from our content management and distribution services amounted to $57.7 million and our mobile satellite services (MSS) contributed $5.9 million.  This compares to $59.7 million and $5.7 million, respectively, in the parallel period in 2014, representing a decrease of 3% and increase of 5%, respectively. The decrease in our content management and distribution services was primarily driven by the decrease in our core 24/7 permanent services, the macro situation in Russia and the erosion of the Euro agains the U.S. dollar.

Following is the six months revenue breakdown by the geographical location of our customers as a percentage of total revenues:

	Six months ended
Region	June 30, 2015	June 30, 2014
Europe	35%	35%
North America	27%	27%
Asia	9%	10%
Middle East other than Israel	8%	8%
Israel	6%	6%
Former Soviet Union	10%	10%
Rest of the world	5%	4%

Cost of Revenues.  Cost of revenues represents costs directly related to the operation of our network, including payments for network services (primarily satellite services and fiber capacity), salaries, teleport operational expenses  and depreciation of facilities , transmission and playout equipment. The principal component of cost of revenues is the monthly fees paid to network service providers, such as satellite space segment and fiber network leases and teleport services. We lease our space segment capacity pursuant to long term contracts.

Cost of revenues was $49.3 million for the six months ended June 30, 2015, a decrease of 2% from $50.4 million for the six months ended June 30, 2014.  As a percentage of total revenues, cost of revenues increased from 77.2% in the six months ended June 30, 2014 to 77.4% in the six months ended June 30, 2015.

Network services costs were $36.5 million in the six months ended June 30, 2015, a decrease of $1.0 million, or 3%, from $37.5 million in the six months ended June 30, 2014.  The $36.5 million network services costs incurred in the six months ended June 30, 2015 consist of $31.7 million of expenses related to our content management and distribution services, a decrease of $1.2 million, or 4%, compared to the six months ended June 30, 2014, and $4.8 million of expenses related to the cost of MSS network and transmission services from third parties, an increase of $0.2 million, or 4.7%, compared to the six months ended June 30, 2014.

Sales and Marketing Expenses. Sales and marketing expenses increased 17.9% to $7.4 million, or 11.6% of revenues, in the six months ended June 30, 2015 compared to $6.3 million, or 9.6% of revenues, in the six months ended June 30, 2014.  The increase in sales and marketing expenses derived from activities performed in the six months ended June 30, 2015 in order to implement our growth strategy, such as geographic expansion and upper tier penetration costs.

General and Administrative Expenses.  General and administrative expenses increased 7.4% to $5.5 million, or 8.7% of revenues, in the six months ended June 30, 2015 compared to $5.1 million, or 7.9% of revenues, in the six months ended June 30, 2014.

The increase in general and administrative expenses is mainly due to Satlink Communications and ESS acquisitions in the six months ended June 30, 2015.

Financial Income (Expenses), Net. Financial expenses, net were $0.03 million in the six months ended June 30, 2014, compared to financial income, net, of $0.37 million in the six months ended June 30, 2015, mainly driven by changes in fair value of derivatives.

Income Taxes.  Income taxes were $0.3 million in the six months ended June 30, 2015, a decrease of $0.5 million from $0.8 million in the six months ended June 30, 2014.  The decrease was mainly due to the decrease in income before taxes on income from $3.1 million in the six months ended June 30, 2014 to $1.4 million in the six months ended June 30, 2015.

Net Income.  Net income was $1.1 million in the six months ended June 30, 2015, a decrease of 52% from $2.4 million in the six months ended June 30, 2014.  The decrease is primarily due to the continued effect of the Euro/U.S. Dollar exchange rate and geopolitical issues in Russia.

Segment Results.  For the six months ended June 30, 2015, our total revenues included $57.7 million of revenues derived from our content management and distribution services, a decrease of $2.0 million, or 3%, compared to the six months period ended June 30, 2014.  For the six months ended June 30, 2015, our total revenues included $5.9 million of revenues derived from our MSS business, an increase of $0.3 million, or 5%, compared to the six months period ended June 30, 2014.

The gross profit of our content management and distribution services decreased by $0.5 million or 3.7% to $13.7 million or 23.7% of revenues for the six months ended June 30, 2015, compared to $14.2 million or 23.8% of revenues for the six months ended June 30, 2014.

The gross profit of our MSS business decreased by $0.02 million or 3.3% to $0.71 million or 12% of revenues in the six months ended June 30, 2014, compared to $0.73 million or 12.9% of revenues in the six months ended June 30, 2014.

Liquidity and Capital Resources

Cash and cash equivalents were $13.2 million at June 30, 2015, and $12.7 million at  June 30, 2014. The following table summarizes our statements of cash flow for six months ended June 30, 2015:

	Six months ended June 30,
	2015	2014
	(unaudited in thousands)

Statement of Cash Flows Data:
Net cash provided by operating activities	$5,300	$4,227
Net cash used in investing activities	(17,424)	(3,813)
Net cash used in financing activities	12,565	(1,908)
Translation adjustment on cash and cash equivalents	(218)	27
Increase (decrease) in cash and cash equivalents	223	(1,467)
Cash and cash equivalents — beginning of year	13,001	14,165
Cash and cash equivalents — end of period	$13,224	$12,698

Operating Activities

 For the six months ended June 30, 2015, net cash provided by operating activities was $5.3 million, an increase of $1.1 million from $4.2 million of net cash provided by operating activities for the six months ended June 30, 2014.  Our cash flow from operating activities were positively impacted by the the decrease in working capital uses, from $3.5 million in the first half of 2014, to $2.0 million in the first half of 2015. The decrease in working capital uses was mainly due to deferred income.

Investing Activities

During the six months ended June 30, 2015 we used $17.4 million, net, for investing activities compared to $3.8 million in the first half of 2014.  The increase in cash used in investing activities was mainly due to the acquisitions of Satlink and ESS compelted in the second half of 2015, offset partially by proceeds from securities available– for –sale.

Financing Activities

During the six months ended June 30, 2015 and 2014, we paid dividends to our shareholders in the amount of $2.4 million and $1.9 million, respectively. The Company took out a loan in the first half of  2015 in the amount of $15 million .